HYGGE INTEGRATED BRANDS CORP.

1 Yonge Street, Unit 1801,

Toronto, ON M5E 1W7

U.S. Securities & Exchange Commission                                                                                May 15, 2020

Division of Corporate Finance

100 F Street NE

Washington, D.C. 20549

Attn:     Division of Corporation Finance

            Office of Manufacturing

Re:        Hygge Integrated Brands Corp.

              Registration Statement on Form S-1

              Filed April 8, 2020

              File No. 333-237603

Dear Sirs/Mesdames:

Further to your letter dated May 1, 2020 concerning the deficiencies in our registration statement on Form S-1, we provide the following responses:

Registration Statement on Form S-1 filed on April 8, 2020

The Offering, page 6

1. Your disclosure on page 6 indicates that shareholders will sell their shares at a price of $0.025 per share and that you intend to apply to the "OTC Pink Market." Reconcile this disclosure with your disclosure on: (1) the prospectus cover page that shareholders will sell their shares at a fixed price per share until your common stock is "listed on a national securities exchange, or quoted on the OTC Bulletin Board, OTCQX or OTCQB;" (2) page 6 that the offering is being conducted on a self-underwritten, best efforts basis; (3) page 7 that shareholders will sell their shares at a fixed price per share until your common stock is "listed on a national securities exchange, or quoted on the OTC Bulletin Board, OTCQX or OTCQB and thereafter at prevailing market prices or privately negotiated prices;" and (4) page 37 that sales "may be at fixed prices, prevailing market prices at the time of sale, at varying prices or at negotiated prices" on "OTC Markets or any other stock exchange, market or trading facility." Please note that the OTCQX and OTCQB marketplaces are considered existing markets for purposes of secondary at the market offerings, but that accommodation has not been extended to the OTC Pink. Therefore, if your securities are quoted only on the OTC Pink, sales must be made at a fixed price for the duration of the offering. Please revise accordingly.

We have reconciled our disclosure as required in the cited sections of our Registration Statement.

There may be decreased spending on pets in a challenging economic climate, page 10

2. Clarify how "[y]our products command a price premium" given that it appears you have generated no revenue to date.

We have removed the cited reference on page 10.

Our third-party contract manufacturers may breach our manufacturing agreements, page 11

3. Please clarify whether you have agreements with the suppliers mentioned in this risk factor and on pages 24 and 29 and, if applicable, expand the appropriate section to disclose the material terms of the agreements. In addition, file as exhibits the agreements. Please also clarify who produces the dog beds referred to on page 29 and the nature of your arrangement with them, if its a third party.

We have expanded our disclosure in relation to the agreements with the third party manufacturer (please see page 30) and updated the disclosure regarding production of the dog beds (please see page 31). Also, we have filed an agreement with our dog shampoo manufacturer as an exhibit 10.2

The Company is not required to prepare proxy or information statements, page 15

4. Please clarify why you believe you would not be subject to "going private regulations" because you would be subject to Section 15(d). Refer to Exchange Act Rule 13e-3(a)(3)(ii). Also, considering that you do not intend to register a class of your securities under Exchange Act Section 12, it appears you will also not be eligible to list those securities on a national securities exchange. Please revise your disclosure to remove any implication that you can list your securities on an exchange.

We have removed the cited risk factor. We do intend in the future to register a class of our securities under Section 12 of the Securities Exchange Act of 1934.

Holders, page 20

5. The disclosure in this section is missing. Please revise.

We have updated this section on page 20.

Management's Discussion and Analysis, page 23

6. Please tell us how your disclosure reflects the amount of funds needed for compliance with your obligations under the federal securities laws.

We have expanded our disclosure as required. Please see page 24.

7. Please revise to clearly discuss the status of your operations and manufacturing of your products. In this regard, we note your disclosure in this section and pages 5, 12 and 30 that you currently manufacture hypoallergenic pet shampoo and premium dog beds. You also disclose on page 12 that you maintain an inventory of products and accept payments for purchases through your website. However, your disclosure on pages 23, 24 and F-5 states that have not yet produced any products, your disclosure on page F-10 indicates that all of your inventory is raw materials and you have not yet generated any revenue.

We started generating revenues from sales of our products in April of 2020 and currently carry the inventories of finished products and raw materials. We have expanded our disclosure on the status of our operations and manufacturing of our products. Please see pages 30 and 31.

8. Please revise to briefly describe the capital necessary to generate revenue from your planned business and the amount of time your current funds to which you have access will enable you to conduct planned operations. In this regard, it is unclear from your current disclosure how your available capital has been sufficient for you or third parties to manufacture any products and otherwise operate your business. Please also disclose the basis for your statement that you expect to generate revenues in the fourth quarter of 2020.

We have provided the required disclosure on page 24 and 25.

Plan of Operation, page 23

9. Your disclosure here regarding your "client base" and expanding your product offerings implies that you have actually sold your products, contrary to the information in your financial statements. Please revise or advise.

We sold our products in April of 2020 subsequent to February 29, 2020 (date of our financial statements). We have revised the cited section and provided additional disclosure in regards to the sale of our products.

Description of our Business and Properties, page 29

10. Your disclosure does not mention whether you rent or own any property, though you indicate on page 23 that you manufacture dog beds in Canada and indicate on page 26 that you prepaid office rent. Clarify how you conduct the disclosed operations without property, or provide the disclosures required by Item 102 of Regulation S-K.

We have provided additional disclosure regarding our manufacturing operations as required. Please see page 31, paragraph 6.

11. Please provide the disclosure required by Item 101(h)(4)(viii) of Regulation S-K.

We have provided the required disclosure. Please see page 31, Paragraph 7.

12. Please disclose the development of your business since formation in 2018. For example, summarize the specific steps taken in "the process of brand development, product design and establishing relationships with the third party pet grooming products manufacturing, designing and sourcing raw materials and establishing labor force for production of the pet beds," as disclosed on page 24, as well as the results achieved through those efforts.

We have provided additional disclosure in regards to the milestones in our business development since formation in 2018. Please see page 23.

Anti-Takeover Provisions, page 40

13. In addition to addressing anti-takeover provisions under Nevada law, please revise to discuss provisions in Exhibits 3.1 and 3.2. We note, for example, the number of shares you are authorized to issue and two-thirds approval required to remove directors.

We have expanded our disclosure to address anti-takeover provisions under Nevada law and provisions of our Articles of Incorporation and Bylaws. Please see page 43.

Legal Matters, page 41

14. Please clarify the reference to proceedings against you "other than as disclosed below." There do not appear to be any disclosures below that address existing or pending legal proceedings.

We do not have any proceedings against us. Therefore, we have removed reference “other than as disclosed below”. Please see page 45.

Exhibits, page II-3

15. Please file as exhibits the agreements related to the loans from your officer and director mentioned on pages 28 and 36.

We have filed the agreements as exhibit 10.3.

16. Please refer to Exhibit 5.1. The opinion counsel provides for this offering should state that the shares offered for resale are, not will be, legally issued, fully paid and nonassessable. Please file a revised opinion.

We have filed the updated opinion letter.

Signatures, page II-4

17. Please identify below the second paragraph of text required on the Signatures page who signed your document in the capacity of principal financial officer.

We have updated the Signatures page as required.

Sincerely,

/s/ Elena Krioukova

Elena Krioukova

Principal Executive Officer